UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Amendment No. 4)

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder)

PEDIATRIC SERVICES OF AMERICA, INC.

(Name of the Issuer)

Pediatric Services of America, Inc.	Portfolio Logic LLC Portfolio Logic Management LLC Jeffrey D. Zients

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

705323103

(CUSIP Number of Class of Securities)

Pediatric Services of America, Inc. c/o Daniel J. Kohl Chief Executive Officer and President 310 Technology Parkway Norcross, Georgia 30092 (770) 441-1580	Portfolio Logic LLC Portfolio Logic Management LLC Jeffrey D. Zients 600 New Hampshire Avenue, NW 9th Floor Washington, D.C. 20037 (202) 266-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas Wardell, Esq. McKenna Long & Aldridge LLP 303 Peachtree Street, NE Atlanta, GA 30308 (404) 527-4990	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$111,825,739	$3,433

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined based on the sum of (A) $105,381,169 (6,484,995 shares of common stock outstanding on May 18, 2007 that are not owned by Portfolio Logic LLC and its affiliates multiplied by $16.25) and (B) $6,444,570 (976,450 shares of common stock issuable upon the exercise of in-the-money options multiplied by $6.60, the difference between $16.25 and $9.65, the weighted-average exercise price of in-the-money options) (such sum, the “Total Consideration”).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0000307 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$3,433

Form or Registration No.:	Preliminary Schedule 14A

Filing Party:	Pediatric Services of America, Inc.

Date Filed:	May 25, 2007

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), amends and supplements the Schedule 13E-3 filed on May 25, 2007, as amended and restated by Amendment No. 1 thereto filed on July 3, 2007, Amendment No. 2 thereto filed on July 19, 2007 and Amendment No. 3 thereto filed on July 27, 2007, and is being filed by (1) Pediatric Services of America, Inc., a Delaware corporation (“PSA” or the “Company”), the issuer of the PSA common stock, $.01 par value, that is subject to the Rule 13e-3 transaction, (2) Portfolio Logic LLC (“Portfolio Logic”), a Delaware limited liability company, (3) Portfolio Logic Management LLC, a Delaware limited liability company that is the manager of Portfolio Logic, and (4) Mr. Jeffrey Zients, who is the managing member of Portfolio Logic Management LLC. PSA, Portfolio Logic, Portfolio Logic Management LLC and Mr. Zients are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 25, 2007 (the “Merger Agreement”), by and among PSA, Portfolio Logic and Pointer Acquisition Co., Inc. (“Merger Sub”), a Delaware corporation, and the merger contemplated thereby (the “Merger”). Merger Sub ceased to exist in the Merger and accordingly has been omitted as a signatory to this Final Amendment.

All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement as previously amended. Except as expressly set forth in this Final Amendment, all information set forth in the Transaction Statement remains unchanged.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that PSA is “controlled” by any Filing Person.

Item 15.	Additional Information.

On August 27, 2007, at a special meeting of PSA’s stockholders, PSA’s stockholders voted to adopt the Merger Agreement. The Merger Agreement was adopted by the affirmative vote of holders of 5,843,269 shares of PSA common stock, representing 77.1% of the shares entitled to vote thereon.

On August 29, 2007, as permitted by the Merger Agreement, Portfolio Logic assigned its rights and obligations under the Merger Agreement to Pediatric Services Holding Corporation (“PSA Holdco”), a newly-formed Delaware corporation that is a subsidiary of Portfolio Logic. Portfolio Logic also contributed all of its shares of common stock of Merger Sub to PSA Holdco.

On August 30, 2007, as contemplated by the non-binding memorandum of understanding dated May 25, 2007 previously filed as an exhibit hereto, Portfolio Logic, PSA Holdco and The D3 Family Fund, L.P., a Washington State limited partnership, The D3 Family Bulldog Fund, L.P., a Washington State limited partnership, The DIII Offshore Fund, L.P., a Bahamian limited partnership, and The D3 Family Canadian Fund, L.P., a Washington State limited partnership (collectively, the “D3 Parties”) entered into an agreement pursuant to which (i) Portfolio Logic contributed 1,090,918 shares of the PSA common stock and $17,013,831.25 in cash to PSA Holdco in exchange for a 62% voting equity interest in PSA Holdco, (ii) the D3 Parties contributed 1,292,308 shares of PSA common stock to PSA Holdco in exchange for a 38% non-voting equity interest in PSA Holdco (converting into a voting equity interest following the effective time of the merger), and (iii) Portfolio Logic and the D3 Parties contributed an aggregate of $25 million in cash to PSA Holdco in exchange for notes of PSA Holdco, such cash being contributed and such notes being issued to Portfolio Logic and the D3 Parties in amounts pro rata to their respective equity interests.

On August 31, 2007, PSA filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into PSA, with PSA continuing as the surviving corporation. As a result of the Merger, PSA became a wholly owned subsidiary of PSA Holdco. Upon the effectiveness of the Merger, (i) each share of common stock issued and outstanding immediately prior to the effective time of the Merger, other than shares held by PSA, Portfolio Logic, Merger Sub or any wholly owned subsidiary of Portfolio Logic or PSA immediately prior to the effective time of the Merger, and other than shares held by stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, was converted into the right to receive $16.25 in cash, without interest and (ii) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the registration of the Company’s common stock (and associated rights under its stockholder rights plan) under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, the Company’s common stock will no longer be listed on any exchange or quotation system, including the Nasdaq Global Market.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Pediatric Services of America, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(a)(2)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(a)(3)	Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007 and incorporated herein by reference

(c)(1)	Fairness Opinion of Raymond James & Associates, Inc., dated April 25, 2007, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(c)(2)	Presentation of Raymond James & Associates, Inc. to the Board of Directors of Pediatric Services of America, Inc. dated April 23, 2007, incorporated herein by reference to the Schedule 13E-3/A filed by Pediatric Services of America, Inc., Portfolio Logic LLC, Portfolio Logic Management LLC, Jeffrey Zients, and Pointer Acquisition Co., Inc. with the Securities and Exchange Commission on July 27, 2007

(d)(1)	Agreement and Plan of Merger, dated April 25, 2007 among Pediatric Services of America, Inc., Portfolio Logic LLC and Pointer Acquisition Co., Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(d)(2)	First Amendment to Standstill Agreement, dated April 29, 2007, among Pediatric Services of America, Inc., David Nierenberg, The D3 Family Fund, L.P., The DIII Offshore Fund, L.P., The D3 Family Bulldog Fund, L.P., Nierenberg Investment Management Company, and Nierenberg Management Offshore, Inc., incorporated herein by reference to Exhibit 8.1 of the Form 8-K filed by Pediatric Services of America with the Securities and Exchange Commission on May 1, 2007

(d)(3)	Memorandum of Understanding dated May 25, 2007 between Portfolio Logic LLC, The D3 Family Fund, L.P., The DIII Offshore Fund LLC, The D3 Family Bulldog Fund L.P., Nierenberg Investment Management Company, Inc., Nierenberg Investment Offshore Inc., and David Nierenberg, incorporated herein by reference to Amendment No. 7 to Schedule 13D filed by Portfolio Logic LLC with the Securities and Exchange Commission on May 25, 2007

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PEDIATRIC SERVICES OF AMERICA, INC.

Dated: August 31, 2007	By:	/s/ Daniel J. Kohl
Name: Daniel J. Kohl
Title: Chief Executive Officer

PORTFOLIO LOGIC LLC

Dated: August 31, 2007	By:	Portfolio Logic Management LLC, its Manager

	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

PORTFOLIO LOGIC MANAGEMENT LLC

Dated: August 31, 2007	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

JEFFREY D. ZIENTS

Dated: August 31, 2007	/s/ Jeffrey D. Zients